                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM T-3
                                (AMENDMENT NO. 1)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                              PIONEER FINANCE CORP.
                  ---------------------------------------------
                               (Name of applicant)

                                4949 Rancho Drive
                             Las Vegas, Nevada 89130
                  ---------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:


         TITLE OF CLASS                                        AMOUNT
         --------------                                        ------
  13 1/2 % First Mortgage Bonds                    Up to an aggregate principal
         due 2006                                      amount of $60,000,000

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                                 Thomas K. Land
                         c/o Santa Fe Gaming Corporation
                                4949 Rancho Drive
                             Las Vegas, Nevada 89130

                                 WITH A COPY TO:

                                Karen E. Bertero
                             Gibson, Dunn & Crutcher
                             333 South Grand Avenue
                          Los Angeles, California 90071

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

1.   GENERAL INFORMATION.

     (a) The Applicant, Pioneer Finance Corp. (the "Applicant" or "PFC"), is a corporation.

     (b)  The Applicant was organized under the laws of the State of Nevada.

2.   SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant is offering (the "Exchange Offer"), upon the terms and subject to the conditions set forth in an Offering Circular and Consent Solicitation Statement (the "Joint Offering Circular/Consent Solicitation Statement") and the accompanying letter of transmittal and consent form (the "Letter of Transmittal and Consent Form") filed as exhibits to the original Application for Qualification of Indenture under the Trust Indenture Act of 1939 on October 23, 1998, and the Supplement dated November 14, 1998 to the Joint Offering Circular/Consent Solicitation Statement (the "Supplement") to exchange (the "Exchange") a principal amount of its 13 1/2% First Mortgage Notes due 2006 (together with the PIK Notes, as defined in the Joint Offering Circular/Consent Solicitation Statement, the "New Notes") equal to the principal amount of all its outstanding 13 1/2% First Mortgage Bonds due December 1, 1998 (the "Old Notes") properly tendered for exchange and not withdrawn, less the principal amount of Old Notes repurchased in the Exchange Offer for all outstanding Old Notes. Upon consummation of the Exchange, the Applicant will pay approximately $6.9 million to holders of tendered Old Notes for principal and interest payments.

     The Applicant is soliciting (the "Solicitation"), pursuant to the Joint Offering Circular/Consent Solicitation Statement and the Supplement, the consents (the "Consents") of holders of Old Notes to the following (the "Proposed Consents"), which Proposed Consents will be effective only if the Exchange Offer is not consummated:

     - to agree, among other things, to a forbearance until December 15, 2000 against the exercise of rights and remedies under the Old Notes, the Old Note Indenture, the Guaranty and the Mortgage documents (as defined in the Old
Note Indenture) in the event of the failure by the Applicant to pay principal and interest on the Old Notes when due on December 1, 1998 (the "Maturity Defaults"), and any other defaults under the Old Notes, the Indenture, the Guaranty or the Mortgage Documents arising as a direct result of the Maturity Defaults;

     - to agree, among other things, to a forbearance until December 15, 2000 against the exercise of rights and remedies in the event of the failure by Pioneer Hotel Inc., a Nevada corporation ("Pioneer Hotel"), to pay principal and interest on the Promissory Note dated December 1, 1988 in the principal amount of $120 million by PHI in favor of the Applicant (the "Purchase Money Note") when due on December 1, 1998 (the "Purchase Money Note Maturity Defaults"), and any other defaults arising as a direct result of the Purchase Money Note Defaults;

     - in the event the Exchange Offer is not consummated and the Applicant files a bankruptcy case under Chapter 11 of the United States Bankruptcy Code, among other things to vote to accept a plan of reorganization that provides for treatment of the Old Notes in a manner substantially the same as proposed in the Exchange; provided that (1) the additional Event of Default described in the Supplement will occur if the events contemplated by paragraphs (a) or (b) thereof have not occurred by the later of December 31, 1999 or six months after the date a plan of reorganization is confirmed in a Chapter 11 case and
(2) the Excess Cash Redemption obligation will commence on the first June 30 or December 31 following the date on which a plan of reorganization is confirmed (the "Plan"). Such support shall include, without limitation, (i) voting to accept the Plan and making reasonable efforts to obtain confirmation of the Plan, even if the Plan involves a "cramdown" under
Section 1129(b) of the Bankruptcy Code of classes of claims, including the class that includes the Old Notes, or equity interests, (ii) not agreeing to, consenting to, recommending or voting for any plan that contains terms inconsistent with the Plan, and (iii) not objecting to or otherwise commencing any proceeding to oppose or alter the Plan or taking any action that is inconsistent with, or that would delay solicitation, confirmation, effectiveness or substantial consummation of the Plan; and

     - To amend the provisions of the Old Notes Indenture as described in the Supplement.

     The Consents will not become effective unless the Exchange Offer is not consummated and the Applicant receives valid Consents with respect to at least $42 million principal amount of Old Notes (the "Requisite Consents"). The Applicant will pay an aggregate of $6.9 million to holders of Old Notes with respect to which Consents are furnished for principal and interest payments, assuming Consents are received with respect to 100% of the outstanding Old Notes. To the extent Consents are received with respect to less than 100% of the outstanding Old Notes, the amount paid by the Applicant to holders of Old Notes will be reduced proportionately.

     The Exchange Offer and Solicitation are being made by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Bonds by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer. No cash payment has been made or will be made by an holder of the New Notes. IBJ Schroder Bank and Trust Company has been retained to serve as the exchange and solicitation agent (the "Exchange/Solicitation Agent"), and D. F. King Co., Inc. has been retained as the information agent (the "Information Agent"), in connection with the Exchange Offer and Solicitation. The Exchange/Solicitation Agent and Information Agent will not solicit any Exchange of Old Notes or Consent of any holder of the Old Notes nor make any recommendation to any holder of the Old Notes with respect to the Exchange Offer or the Solicitation, and no portion of the fee to be paid to the Exchange/Solicitation Agent or the Information Agent is contingent on the consummation of the Exchange Offer or the Solicitation. The Exchange/Solicitation Agent and the Information Agent will be paid reasonable and customary fees and reimbursement of out-of-pocket expenses. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Exchange Offer and Solicitation. The Applicant will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Old Notes pursuant to the Exchange Offer or the furnishing of Consents pursuant to the Solicitation.

                                  AFFILIATIONS

3.   AFFILIATES.

     All of the outstanding capital stock of the Applicant is owned by Sahara Resorts, a Nevada corporation ("Sahara Resorts"), and all of the outstanding capital stock of Sahara Resorts is owned by Santa Fe Gaming Corporation, a Nevada corporation ("SFGC"). As more fully discussed in response to Item 5, Paul W. Lowden is the controlling shareholder, a director and chairman of the board, president and chief executive officer of SFGC. Accordingly, as of September 30, 1998, and thereafter until the effective date, SFGC, Sahara Resorts and Mr. Lowden may be considered affiliates of PFC.

     CORPORATE AFFILIATES

     Set forth below are all direct and indirect subsidiaries of SFGC, showing the relationship of each to the Applicant and to each other. The capital stock of each subsidiary is wholly owned by such subsidiary's parent company.

     SUBSIDIARIES OF SANTA FE GAMING CORPORATION
              Hacienda Hotel Inc.
              Pioneer Hotel Inc.
              Sahara Illinois Corp.
              Sahara Nevada Corp.
              Sahara Resorts
              Santa Fe Coffee Company
              Santa Fe Hotel Inc.
              Santa Fe Management Company

     SUBSIDIARIES OF PIONEER HOTEL INC.
              Santa Fe Valley Inc.

     SUBSIDIARIES OF SAHARA RESORTS
              Casino Properties Inc.
              Las Vegas Aces
              Pioneer Finance
              Resorts Marketing International
              Sahac Corp.
              Sahara Finance Corp.
              Sahara Las Vegas Corp.
              Tempo Advertising

     SUBSIDIARIES OF SANTA FE HOTEL INC.
              Sahara Mississippi Management Company
              Sahara Parkville Inc.

     SUBSIDIARIES OF CASINO PROPERTIES INC.
              Ever-Ski Properties Inc.
              Hacienda Hawaiian Properties, Inc.

                             MANAGEMENT AND CONTROL

4.   DIRECTORS AND EXECUTIVE OFFICERS.

     Set forth below are the names, complete mailing addresses of and all offices held by all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers.

     Name and Address(1)             Position
     ------------------              --------
     Paul W. Lowden                  Director; President

     Thomas K. Land                  Director;  Vice President and Chief
                                     Financial Officer

     William J. Raggio               Director; Secretary

     Suzanne Lowden                  Director

     James W. Lewis                  Director

     John W. Delaney                 Director

     --------------------------

(1) The complete mailing address of each director and executive officer of the Applicant is c/o Santa Fe Gaming Corporation, 4949 Rancho Drive, Las Vegas, Nevada 89130.

5.   PRINCIPAL OWNERS OF VOTING SECURITIES.

     As discussed in response to Item 3, SFGC indirectly owns 100% of the currently issued capital stock of the Applicant. The following table sets forth information regarding each beneficial owner of 10 percent or more of SFGC's voting securities as of September 30, 1998.

Name and Complete     Title of        Number of Shares  Percentage of Voting
Mailing Address      Class Owned(1)      Owned            Securities Owned
-----------------    --------------   ----------------  --------------------

Paul W. Lowden(2)    Common Stock      3,724,391(3)           54.73%

         ------------------------

(1) Pursuant to the Amended and Restated Articles of Incorporation of SFGC, the Board of Directors has the authority to authorize the issuance of shares of preferred stock from time to time in one or more series and to fix or alter the designations, powers and preferences or other rights, and the qualifications, limitations or restrictions thereof. Pursuant to such authority, the Board of Directors of SFGC has authorized the issuance of a class of Exchangeable Redeemable Preferred Stock. Holders of the Exchangeable Redeemable Preferred Stock generally have no voting rights, except as Nevada law may otherwise provide and except that (i) each holder thereof will be entitled to one vote for the election of two additional directors of SFGC if dividends in an amount equal to dividend payments for one Dividend Period have accrued and remain unpaid for two years (which right will first be exercisable at the annual meeting of shareholders to be held in 1999), and (ii) the approval of the holders of two-thirds of the outstanding number of shares of Exchangeable Redeemable Preferred Stock is required before SFGC may, directly or indirectly, issue a class or series of equity securities ranking senior to or on parity with the Exchangeable Redeemable Preferred Stock or take any action that would materially and adversely affect the rights, preferences, power or privileges of the Redeemable Exchangeable Preferred Stock.

(2) The address for Paul W. Lowden is c/o Santa Fe Gaming Corporation, 4949 Rancho Drive, Las Vegas, Nevada 89130.

(3) Includes 482,361 shares held by LICO, a Nevada corporation, which is wholly owned by Mr. Lowden. During the fiscal year ended September 30, 1998, options to purchase 279,510 shares of SFGC common stock were granted to Mr. Lowden.

     The Applicant is not aware of any other person owning 10 percent or more of SFGC's voting securities.

                                  UNDERWRITERS

6.   UNDERWRITERS.

     (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.

                               CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) Set forth below is certain information with respect to each authorized class of securities of the Applicant as of September 30, 1998:

                                  CAPITAL STOCK
                             AS OF SEPTEMBER 30, 1998

                                                              Number of Shares
   Title of Class            Number of Shares Authorized         Outstanding
   --------------            ---------------------------       ---------------

Common Stock, no par value             2,500                          10

                                 DEBT SECURITIES
                               AS OF APRIL 5, 1996

        Designation of Debt                    Amount Authorized                      Amount Outstanding
        -------------------                    -----------------                      ------------------
13-1/2% First Mortgage Bonds due      $120,000,000 aggregate principal        $60,000,000 aggregate principal
         December 1, 1998                          amount                                 amount

     (b) Each share of the Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The 13-1/2% First Mortgage Bonds due December 1, 1998 do not have voting rights.

                              INDENTURE SECURITIES

8.   ANALYSIS OF INDENTURE PROVISIONS.

     The New Notes will be subject to the New Indenture among the Applicant, SFGC, as guarantor (the "Guarantor"), and IBJ Schroder Bank & Trust Company as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture to be filed as an exhibit hereto, and the description is qualified in its entirety by reference thereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

     (a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE. The term "Event of Default" when used in the New Indenture means any one of the following: (i) default in the payment of interest on any New Notes when it becomes due and payable and continuance of such default for a period of 5 days; (ii) default in the payment of all or any portion of the principal of, or premium, if any, on, any New Notes (or in the deposit of any sinking fund payment), when it becomes due and payable; (iii) any "event of default" under the Mortgage;
(iv) default in the performance, or breach, of any obligation or covenant of the Applicant, Pioneer Hotel or the Guarantor related to a consolidation, merger, conveyance or transfer as described in Article Eight of the New Indenture; (v) default in the performance, or breach, of any other covenant of the Guarantor or the Applicant in the New Indenture or any Mortgage Document to which either is a party, or of Pioneer Hotel in any Mortgage Document to which it is a party, and continuance thereof for 5 days (with regard to a default involving the payment of money) and 15 days (with regard to a non-monetary default) after "notice of default"; (vi) any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period provided for therein; (vii) certain events of bankruptcy, insolvency or reorganization relating to the Applicant, Pioneer Hotel or the Guarantor; (viii) the revocation, suspension, withdrawal, limitation or loss of any Permit that results in the cessation of a substantial portion of the operations of the Pioneer Hotel

& Gambling Hall in Laughlin, Nevada, for a period, in the case of a Gaming Permit, of more than 90 consecutive days and, in the case of any other Permit, of more than 120 consecutive days; (ix) the existence of a final unsatisfied judgment or judgments (that have not been effectively stayed) in an aggregate amount in excess of $2,000,000 against Pioneer Hotel, the Guarantor or the Applicant or the Trust Estate for a period of 60 days; (x) the existence of a final unsatisfied judgment (that has not been effectively stayed) that, by itself or upon recordation, imposes or would impose a Lien on any portion of the Trust Estate prior to that of Mortgage Documents; (xi) acceleration of any Debt of Pioneer Hotel, the Guarantor or the Applicant of $2,000,000 or more in the aggregate, unless such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within 10 days after "notice of default"; (xii) acceleration of any Debt (regardless of amount) of Pioneer Hotel, the Guarantor or the Applicant is secured by a Lien on all or any portion of the Trust Estate unless, in the case of Debt secured by a Lien that is junior to the Lien of all Mortgage Documents, such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within 10 days after "notice of default"; (xiii) admission by Pioneer Hotel, the Guarantor or the Applicant of its inability to pay its debts generally as they become due; (xiv) the entry of a final judgment, decree or order by a court of competent jurisdiction holding the Guaranty or any Mortgage Document to be invalid or unenforceable in any material respect or the assertion by Pioneer Hotel, the Guarantor or the Applicant or any Persons acting on behalf of any of the foregoing in any pleading filed in such court that the Guaranty or any Mortgage Document is invalid or unenforceable in any material respect; or
(xv) the failure by December 31, 1999 of either: (a) (i) PFC to have completed an offer to repurchase $7.5 million principal amount of New Notes or to purchase in the open market or otherwise and retire at least $7.5 million principal amount of the New Notes and (ii) SLVC to grant Liens for the benefit of the holders of the New Notes in substantially all of its assets, which assets shall include, at a minimum, the Wet N' Wild Parcel and the SFHI Notes (as defined in the Supplement), subject to prior Liens securing not more than an aggregate of $35 million of Debt (which Debt may provide that interest is payable in kind for up to three years) and related costs and charges (the "SLVC Asset Liens"); or (b) (i) SLVC or its affiliates to have Disposed of both the SLVC Properties to unaffiliated third parties for Approved Consideration (as defined); (ii) SLVC to distribute, directly or indirectly, to SFGC, the Net Proceeds, if any, from such Dispositions to the extent permitted by applicable law and any agreements to which SLVC or its stockholders may then be a party (the "Disposition Net Proceeds"); (iii) SLVC to distribute, directly or indirectly, to SFGC any SFHI Notes to the extent permitted by applicable law and any agreements to which SLVC or its stockholders may then be a party; (iv) SFGC to contribute to PFC the Distribution Contributions; (v) PFC to make an offer to repurchase, or repurchase in the open market or otherwise and retire New Notes with the Disposition Net Proceeds contributed; (vi) PFC to pledge the SFHI Notes to the trustee for the benefit of the Holders of the New Notes, and (vii) PFC to file with the Securities and Exchange Commission a registration statement on Form S-4 covering the exchange of New Notes with a principal equal to the principal amount of SFHI Notes contributed to PFC in exchange for a like principal amount of the SFHI Notes; provided, however, that in the event that the statutory reinstatement period provided by Nevada law with respect the
Note is less than 35 days at the time of the occurrence of an Event of Default, then the grace period with respect to such Event of Default shall be extended by the number of days by which such statutory reinstatement period is less than 35. "Notice of Default" means notice to the Applicant and the Guarantor by the Trustee or by the holders of at least 25% in Outstanding

Amount of the New Notes specifying an Event of Default and requesting the Applicant or the Guarantor to cure the same or take other appropriate action.

     Certain events, defined in the Mortgage, Note and Assignment Agreement as "events of default," constitute Events of Default under the New Indenture, as follows: (i) default in the payment of interest on the Note when it becomes due and payable and continuance of such default for a period of 5 days; (ii) default in the payment of the principal of, or premium, if any, on the Note at its maturity; (iii) default in the payment or satisfaction of any sinking fund or prepayment obligation when and as required by the terms of the Note; (iv) default in the payment of any other sum due under the Note or the Mortgage Documents, and the continuance of such default for a period of 5 days after written notice to Pioneer Hotel from the Mortgage Trustee; (v) failure to keep in full force and effect the insurance required by the Mortgage or to comply with certain other provisions thereof relating to insurance matters; (vi) unless permitted under the Mortgage, the material removal or material demolition of, or material alteration to, the Premises (other than as a result of a Taking or Casualty); (vii) default in the performance, or breach, of any other covenant of Pioneer Hotel in the Mortgage and continuance thereof for 5 days (with regard to a "notice of default," unless the default or breach is curable but not susceptible of being cured with reasonable diligence within such 5- or 15-day period (for reasons other than the lack of funds), in which case such 5- or 15-day period, as the case may be, shall be extended for such further period of time as may reasonably be required to cure the same, provided that Pioneer Hotel proceeds to cure the same with reasonable diligence; (vii) an Event of Default under the New Indenture; (viii) any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period; (ix) default in the performance, or breach, of any of the provisions of the Mortgage relating to mergers, consolidations, amalgamations and Disposition of assets by Pioneer Hotel; or (x) any representation or warranty of Pioneer Hotel in the Mortgage or in any certificate delivered pursuant thereto proves to be incorrect in any respect that materially impairs the value of the Trust Estate or the security for the Note provided thereby. Further, all debt secured by the Mortgage will accelerate upon the imposition of any new mortgage tax or similar tax if payment thereof by Pioneer Hotel would be unlawful or would violate applicable usury laws. Notwithstanding the foregoing, in the event that the statutory reinstatement period provided under Nevada law with respect to the Note is less than 35 days at the time of the occurrence of an event of default under the Mortgage, then the grace period with respect to such event of default shall be extended by the number of days by which such statutory reinstatement period is less than 35.

     The New Indenture provides that the Trustee, within 90 days after the occurrence of a default, will give notice thereof by mail to all Noteholders, unless the default has been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on, the New Notes or any sinking fund payment, the Trustee may withhold such notice if certain officers or executives of the Trustee in good faith determine that such withholding is in the interest of the Noteholders; and, provided, further, that, notwithstanding the foregoing, the Trustee shall, as promptly as practicable after the Trustee shall learn of the occurrence of a default under the New Indenture resulting from a default under the Pioneer Ground Lease, transmit notice of such default by mail to all Noteholders.

     In case an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in Outstanding Amount of the New Notes, by notice in writing to the Applicant and the Guarantor (and to the Trustee, if given by holders), may declare the principal of and accrued interest on all the New Notes to be due and payable immediately; provided, however, that the Trustee shall not take action to declare the principal of and accrued interest on the New Notes immediately due and payable until the statutory reinstatement period provided under Nevada law with respect to the Note shall have expired. Such declaration may be annulled and past defaults may be waived by the holders of a majority in Outstanding Amount of the New Notes, upon the conditions provided in the New Indenture. The Mortgage provides that any acceleration of the New Notes (or rescission thereof) shall automatically be deemed an acceleration of the Note (or rescission thereof), and the waiver of any Event of Default under the New Indenture shall be deemed an automatic waiver of the corresponding default, if any, under the Mortgage.

     (b) AUTHENTICATION AND DELIVERY OF BONDS; APPLICATION OF PROCEEDS. The New Bonds will be executed on behalf of the Applicant by its Chairman of the Board, President or one of its Vice Presidents under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Bonds may be manual or facsimile. An Exchange Bond shall not be valid until there appears on such Exchange Bond a certificate of authentication duly executed by the Trustee by manual signature of an authorized officer.

     Because the New Bonds are being issued in exchange for the Old Notes, there will be no proceeds from the issuance of the New Bonds.

     (c) RELEASE OR SUBSTITUTION OF PROPERTY. In order to secure the payment of all principal and interest and all other obligations of the Applicant under the New Indenture, the Applicant will unconditionally and absolutely assign to the Trustee a first priority security interest in the Mortgage and the Note. Pursuant to the Mortgage, Pioneer Hotel (the Grantor under the Mortgage) may (i) sell or dispose of any Tangible Personal Property which has become obsolete or unfit for use or which is no longer necessary or desirable in the conduct of Pioneer Hotel's business; (ii) alter, repair, replace, change the location or position of and add to any Tangible Personal Property, provided that no change in location of Tangible Personal Property may impair the security of the Mortgage upon such property; and (iii) renew, extend, surrender, terminate, modify or amend any Leases (as defined in the Mortgage) of Tangible Personal Property when prudent to do so.

     SFGC will guaranty the Applicant's obligations under the New Notes and the New Indenture. The guaranty will be secured by the pledge of common stock of SFGC's subsidiaries, Santa Fe Hotel Inc., a Nevada corporation ("SFHI"), Sahara Resorts, Hacienda Hotel Inc., a Nevada corporation, Sahara Nevada Corp., a Nevada corporation and Santa Fe Coffee Company, a Nevada corporation. The pledge of the SFHI stock may be released upon provision of substitute collateral, as provided in the New Indenture. In addition, the New Notes will be secured by a grant by the subsidiaries of SFGC of security interests in substantially all of their assets other than Excluded Assets.

     (d) SATISFACTION AND DISCHARGE OF THE NEW INDENTURE. The New Indenture will be discharged and canceled upon payment of all the principal of, and premium, if any, and interest on, the New Bonds, redemption of all New Bonds or deposit with the Trustee of funds or obligations issued or guarantied by the United States sufficient for such payment or redemption.

     (e) STATEMENT AS TO COMPLIANCE. Pioneer Hotel, the Guarantor and the Applicant are each required to furnish to the Trustee within 120 days after the close of each fiscal year an officers' certificate to the effect that a review of their respective activities has been made with a view to determining whether their obligations under the New Indenture, the Mortgage Documents and the Pioneer Ground Lease, as the case may be, have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If Pioneer Hotel, the Guarantor or the Applicant obtains knowledge of any such default, it is required promptly to notify the Trustee of such default and the action it is taking and proposes to take with respect thereto; provided, however, that upon the occurrence of a default under the Pioneer Ground Lease, the Applicant is required to notify the Trustee immediately by telephone, confirmed in writing.

9.   OTHER OBLIGORS.

     The full performance of the New Notes and the New Indenture by the Applicant will been guarantied by SFGC, which is the ultimate parent company of the Applicant. The complete mailing address of Santa Fe Gaming Corporation is 4949 Rancho Drive, Las Vegas, Nevada 89130.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This amendment to the application for qualification comprises--

     (a) Pages numbered 1 to 14, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

         EXHIBIT T3A               Articles of Incorporation of Pioneer
                                   Finance Corporation, currently in effect,
                                   incorporated herein by reference to Exhibit
                                   3.1 to Amendment No. 2 to the Applicant's
                                   Registration Statement on Form S-1 dated
                                   November 21, 1988, registration no. 33-24589
                                   (the "S-1 Amendment No. 2").

         EXHIBIT T3B               Bylaws of Pioneer Finance Corp., currently
                                   in effect, incorporated herein by reference
                                   to Exhibit 3.2 to the S-1 Amendment No. 2.

         EXHIBIT T3C.1             Indenture among Pioneer Finance Corp.,
                                   Santa Fe Gaming Corporation, as successor in
                                   interest to Sahara Casino Partners, L.P., as
                                   Guarantor, and IBJ Schroder Bank & Trust
                                   Company, as


                                       11

                                   successor Trustee, dated as of
                                   December 1, 1988, incorporated herein by reference to Exhibit 4.1 to the S-1 Amendment
                                   No. 2.

         EXHIBIT T3C.2             First Supplemental Indenture among Pioneer
                                   Finance Corp., Sahara Casino Partners,
                                   L.P., as Guarantor and Security Pacific
                                   National Bank as Trustee, dated as of
                                   December 21, 1990, previously filed as an
                                   exhibit to post-effective Amendment No. 5
                                   to the Registration Statement on Form S-1
                                   (No. 33-33031) of Sahara Finance Corp.,
                                   Sahara Casino Partners, L.P., Sahara
                                   Operating Limited Partnership, Hacienda
                                   Operating Limited Partnership, and Santa
                                   Fe Operating Partnership as filed on April
                                   15, 1991 and incorporated herein by
                                   reference.

         EXHIBIT T3C.3             Second Supplemental Indenture among
                                   Pioneer Finance Corp., Bank of America
                                   National Trust and Savings Association as
                                   Trustee, Sahara Casino Partners, L.P., as
                                   Guarantor, Pioneer Operating Limited
                                   Partnership, Pioneer Hotel Inc.  and Sahara
                                   Gaming Corporation, dated as of September 30,
                                   1993.

         EXHIBIT T3C.4             Tri-Party Agreement among Pioneer
                                   Finance Corp., Sahara Gaming Corporation,
                                   Pioneer Hotel, Inc., Bank of America National
                                   Trust and Savings Association, Bank of
                                   America Nevada and IBJ Schroder Bank & Trust
                                   Company, dated as of December 30, 1994.

         EXHIBIT T3C.5             Third Supplemental Indenture among IBJ
                                   Schroder Bank &  Trust Company as Trustee,
                                   Pioneer Finance Corp.  and Sahara Gaming
                                   Corporation as Guarantor, dated as of
                                   August 31, 1995.

         EXHIBIT T3C.6*            Form of Indenture among Pioneer Finance
                                   Corp., as issuer, Santa Fe Gaming
                                   Corporation, as Guarantor, and IBJ
                                   Schroder Bank & Trust Company, as Trustee.

         EXHIBIT T3C.7*            Fourth Supplemental Indenture among IBJ
                                   Schroder Bank & Trust Company as Trustee,
                                   Pioneer Finance Corp.  and Santa Fe Gaming
                                   Corporation as Guarantor, dated as of
                                   _________, 1998.

         EXHIBIT T3E.1**           Form of Offering Circular and Consent
                                   Solicitation Statement.

         EXHIBIT T3E.2**           Form of Letter of Transmittal and Consent
                                   Form.

         EXHIBIT T3E.3**           Form of Letter to Beneficial Owners.

         EXHIBIT T3E.4**           Form of Letter to Registered Holders.

         EXHIBIT T3E.5**           Form of Letter to Holders in Physical Form.

         EXHIBIT T3E.6**           Notice of Guaranteed Delivery.


                                        12

         EXHIBIT T3E.7             Form of Supplement dated November 14, 1998
                                   to Offering Circular and Consent Solicitation
                                   Statement, incorporated herein by reference
                                   to Exhibit 99.2  to Current Report on
                                   Form 8-K of Santa Fe Gaming Corporation
                                   dated November 17, 1998, Commission File
                                   Number 1-9481.

         EXHIBIT T3E.8             Form of Amended Letter of Transmittal and
                                   Consent Form.

         EXHIBIT T3F               Cross reference sheet showing the location
                                   in the New Indenture of the provisions
                                   inserted therein pursuant to Sections 310
                                   through 318(a), inclusive, of the Act (to be
                                   included as part of Exhibit T3C.6).

         ---------------------------
         *        To be filed by amendment.

         **       Previously filed.

SIGNATURES

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pioneer Finance Corporation, a corporation organized and existing under the laws of Nevada, has duly caused this amendment to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Las Vegas, and State of Nevada, on the 23rd day of November, 1998.


         (SEAL)                        PIONEER FINANCE CORP.


                                       By: /s/ THOMAS K. LAND
                                           -------------------------
                                                 Thomas K. Land
                                               VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER



Attest: /s/  WILLIAM J. RAGGIO
        ----------------------
           William J. Raggio
               SECRETARY

                       EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
EXHIBIT T3A                 Articles of Incorporation of Pioneer Finance
                            Corporation, currently in effect, incorporated
                            herein by reference to Exhibit 3.1 to Amendment
                            No. 2 to the Applicant's Registration Statement on
                            Form S-1 dated November 21, 1988, registration no.
                            33-24589 (the "S-1 Amendment No. 2").

EXHIBIT T3B                 Bylaws of Pioneer Finance Corp., currently in
                            effect, incorporated herein by reference to Exhibit
                            3.2 to the S-1 Amendment No. 2.

EXHIBIT T3C.1               Indenture among Pioneer Finance Corp., Santa Fe
                            Gaming Corporation, as successor in interest to
                            Sahara Casino Partners, L.P., as Guarantor, and
                            IBJ Schroder Bank & Trust Company, as successor
                            Trustee, dated as of December 1, 1988,
                            incorporated herein by reference to Exhibit 4.1 to
                            the S-1 Amendment No. 2.

EXHIBIT T3C.2               First Supplemental Indenture among Pioneer Finance
                            Corp., Sahara Casino Partners, L.P., as Guarantor
                            and Security Pacific National Bank as Trustee,
                            dated as of December 21, 1990, previously filed as
                            an exhibit to post-effective Amendment No. 5 to
                            the Registration Statement on Form S-1 (No.
                            33-33031) of Sahara Finance Corp., Sahara Casino
                            Partners, L.P., Sahara Operating Limited
                            Partnership, Hacienda Operating Limited
                            Partnership, and Santa Fe Operating Partnership as
                            filed on April 15, 1991 and incorporated herein by
                            reference.


                                       1

EXHIBIT T3C.3               Second Supplemental Indenture among Pioneer
                            Finance Corp., Bank of America National Trust and
                            Savings Association as Trustee, Sahara Casino
                            Partners, L.P., as Guarantor, Pioneer Operating
                            Limited Partnership, Pioneer Hotel Inc. and Sahara
                            Gaming Corporation, dated as of September 30, 1993.

EXHIBIT T3C.4               Tri-Party Agreement among Pioneer Finance Corp.,
                            Sahara Gaming Corporation, Pioneer Hotel, Inc.,
                            Bank of America National Trust and Savings
                            Association, Bank of America Nevada and IBJ
                            Schroder Bank & Trust Company, dated as of
                            December 30, 1994.

EXHIBIT T3C.5               Third Supplemental Indenture among IBJ
                            Schroder Bank & Trust Company as Trustee, Pioneer
                            Finance Corp.  and Sahara Gaming Corporation as
                            Guarantor, dated as of August 31, 1995.

EXHIBIT T3C.6*              Form of Indenture among Pioneer Finance
                            Corp., as issuer, Santa Fe Gaming Corporation, as
                            Guarantor, and IBJ Schroder Bank & Trust Company, as
                            Trustee.

EXHIBIT T3C.7*              Fourth Supplemental Indenture among IBJ Schroder
                            Bank & Trust Company as Trustee, Pioneer Finance
                            Corp. and Santa Fe Gaming Corporation as
                            Guarantor, dated as of _________, 1998.

EXHIBIT T3E.1**             Form of Offering Circular and Consent Solicitation
                            Statement.

EXHIBIT T3E.2**             Form of Letter of Transmittal and Consent Form.

EXHIBIT T3E.3**             Form of Letter to Beneficial Owners.

EXHIBIT T3E.4**             Form of Letter to Registered Holders.


                                        2

EXHIBIT T3E.5**             Form of Letter to Holder in Physical Form.

EXHIBIT T3E.6**             Notice of Guaranteed Delivery.

EXHIBIT T3E.7               Form of Supplement dated November 14, 1998 to
                            Offering Circular and Consent Solicitation
                            Statement, incorporated herein by reference to
                            Exhibit 99.2 to Current Report on Form 8-K of
                            Santa Fe Gaming Corporation dated November 17,
                            1998, Commission File Number 1-9481.

EXHIBIT T3E.8               Form of Amended Letter of Transmittal and Consent
                            Form.

EXHIBIT T3F                 Cross reference sheet showing the location in the        To be included as part of
                            New Indenture of the provisions inserted therein         Exhibit T3C.6.
                            pursuant to Sections 310 through 318(a),
                            inclusive, of the Act.

---------------------------
*        To be filed by amendment.

**       Previously filed.

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549

                                   --------------
                                      FORM T-1

                              STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                      CORPORATION DESIGNATED TO ACT AS TRUSTEE


                        CHECK IF AN APPLICATION TO DETERMINE
                        ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                 SECTION 305(b)(2)

                                   --------------

                         IBJ SCHRODER BANK & TRUST COMPANY
                (Exact name of trustee as specified in its charter)



     New York                                                    13-6022258
(Jurisdiction of incorporation                                (I.R.S. employer
or organization if not a U.S. national bank)                 identification No.)

One State Street, New York, New York                                10004
(Address of principal executive offices)                          (Zip code)

                        LUIS PEREZ, ASSISTANT VICE PRESIDENT
                         IBJ SCHRODER BANK & TRUST COMPANY
                                  One State Street
                              New York, New York 10004
                                   (212) 858-2000
             (Name, address and telephone number of agent for service)

                               Pioneer Finance Corp
                (Exact names of obligor as specified in its charter)

     Nevada                                                      88-0240055
(State or other jurisdiction of                               (I.R.S. employer
incorporation or organization)                               identification No.)

4949 Rancho Drive
Las Vegas, Nevada
                                                                   89130
(Address of principal executive offices)                         (Zip code)

                       13 1/2% First Mortgage Notes Due 2006

                                   --------------
                          (Title of indenture securities)

Item 1.        General information

                    Furnish the following information as to the trustee:

       (a) Name and address of each examining or supervising authority to which it is subject.

                         New York State Banking
                         Department
                         Two Rector Street
                         New York, New York

                         Federal Deposit Insurance
                         Corporation
                         Washington, D.C.

                         Federal Reserve Bank of New York
                         Second District,
                         33 Liberty Street
                         New York, New York

       (b)          Whether it is authorized to exercise corporate trust powers.

                                         Yes

Item 2.        Affiliations with the Obligor.

                    If the obligor is an affiliate of the trustee, describe each such affiliation.

                    The obligor is not an affiliate of the trustee.

Item 13.            Defaults by the Obligor.

       (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

                                         None

       (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligors are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                                         None

Item 16.            List of exhibits.

                    List below all exhibits filed as part of this statement of eligibility.

       *1. A copy of the Charter of IBJ Schroder Bank & Trust Company as amended to date. (See Exhibit 1A to Form T-1, Securities and Exchange Commission File No. 22-18460).

       *2. A copy of the Certificate of Authority of the trustee to Commence Business (Included in Exhibit 1 above).

       *3. A copy of the Authorization of the trustee to exercise corporate trust powers, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

       *4. A copy of the existing By-Laws of the trustee, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

       5.           Not Applicable

       6. The consent of United States institutional trustee required by Section 321(b) of the Act.

       7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

* The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or changes.


                                         NOTE

In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said
Item is based on incomplete information.

Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

Pursuant to General Instruction B, the trustee has responded to Items 1, 2 and 16 of this form since to the best knowledge of the trustee as indicated in Item 13, the obligor is not in default under any indenture under which the applicant is trustee.

                                      SIGNATURE


               Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, IBJ Schroder Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility & qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 16th day of November, 1998.



                              IBJ SCHRODER BANK & TRUST COMPANY


                              By:  /s/Luis Perez
                                 ---------------------------------
                                   Luis Perez
                                   Assistant Vice President

                                      EXHIBIT 6

                                  CONSENT OF TRUSTEE



          Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the issuance Pioneer Finance Corp., of its 13 1/2% First Mortgage Notes Due 2006, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                       IBJ SCHRODER BANK & TRUST COMPANY


                                       By:  /s/Luis Perez
                                          ---------------------------
                                          Luis Perez
                                          Assistant Vice President



Dated: November 16, 1998

                                     EXHIBIT 7

                        CONSOLIDATED REPORT OF CONDITION OF
                         IBJ SCHRODER BANK & TRUST COMPANY
                               of New York, New York
                       And Foreign and Domestic Subsidiaries

                             Report as of June 30, 1998

                                                                                                                     DOLLAR AMOUNTS
                                                                                                                      IN THOUSANDS
                                                                                                                     --------------
                                     ASSETS

1.   Cash and balance due from depository institutions:
     a.   Non-interest-bearing balances and currency and coin . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    36,963
     b.   Interest-bearing balances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    13,296

2.   Securities:
     a.   Held-to-maturity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   189,538
     b.   Available-for-sale securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   101,159

3. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries and in IBFs:

     Federal Funds sold and Securities purchased under agreements to resell . . . . . . . . . . . . . . . . . . . .    $   327,500

4.   Loans and lease financing receivables:
     a.   Loans and leases, net of unearned income. . . . . . . . . . . . . . . . . . . . . . . . . .$  1,800,351
     b.   LESS: Allowance for loan and lease losses . . . . . . . . . . . . . . . . . . . . . . . . .$     65,836
     c.   LESS: Allocated transfer risk reserve . . . . . . . . . . . . . . . . . . . . . . . . . . .$         -0-
     d.   Loans and leases, net of unearned income, allowance, and reserve. . . . . . . . . . . . . . . . . . . . .    $ 1,814,515

5.   Trading assets held in trading accounts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       572

6.   Premises and fixed assets (including capitalized leases) . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     2,194

7.   Other real estate owned. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       819

8.   Investments in unconsolidated subsidiaries and associated companies. . . . . . . . . . . . . . . . . . . . . .    $       -0-

9.   Customers' liability to this bank on acceptances outstanding . . . . . . . . . . . . . . . . . . . . . . . . .    $       640

10.  Intangible assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    11,293

11.  Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    58,872

12.  TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 2,557,361


                                  LIABILITIES

13.  Deposits:
     a.   In domestic offices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   657,513

     (1)  Noninterest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$    178,024
     (2)  Interest-bearing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$    479,489

     b.   In foreign offices, Edge and Agreement subsidiaries, and IBFs . . . . . . . . . . . . . . . . . . . . . .    $ 1,362,365

     (1)  Noninterest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$     20,278
     (2)  Interest-bearing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$  1,342,087

14. Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:

     Federal Funds purchased and Securities sold under agreements to repurchase . . . . . . . . . . . . . . . . . .    $    60,000

15.  a.   Demand notes issued to the U.S. Treasury  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     5,000

     b.   Trading Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       406

16.  Other borrowed money:
     a.   With a remaining maturity of one year or less . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    49,916
     b.   With a remaining maturity of more than one year . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     1,375
     c.   With a remaining maturity of more than three years  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     1,550

17.  Not applicable.

18.  Bank's liability on acceptances executed and outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       640

19.  Subordinated notes and debentures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   100,000

20.  Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    69,920

21.  TOTAL LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 2,308,685

22.  Limited-life preferred stock and related surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       N/A


                                EQUITY CAPITAL


23.  Perpetual preferred stock and related surplus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       -0-

24.  Common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    29,649

25.  Surplus (exclude all surplus related to preferred stock) . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   217,008

26.  a.   Undivided profits and capital reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     1,885

     b.   Net unrealized gains (losses) on available-for-sale securities  . . . . . . . . . . . . . . . . . . . . .    $       134

27.  Cumulative foreign currency translation adjustments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       -0-

28.  TOTAL EQUITY CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   248,676

29.  TOTAL LIABILITIES AND EQUITY CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 2,557,361
